EXHIBIT 99.1

Bio Blast Announces Key Leadership Changes

TEL AVIV, Israel, February 2, 2015 – Bio Blast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage biotechnology company committed to developing meaningful therapies for patients with rare and ultra-rare genetic diseases, announced key senior leadership changes designed to support the Company’s global clinical efforts, operational scale-up, and pre-commercialization activities. Colin Foster, a 25-year veteran of the life sciences industry has joined Bio Blast as its President and Chief Executive Officer and a member of its Board of Directors, effective immediately. Dalia Megiddo, MD, co-founder and former Chief Executive Officer, has been named to the newly-created position of Chief Development Officer and will remain a member of the Board of Directors.

Fredric Price, Bio Blast’s Executive Chairman of the Board of Directors, stated, “We believe this is the right time to expand our leadership team here in the U.S. and bring in an executive with broad global pharmaceutical development and commercialization experience. Colin has a proven track record of successfully bringing life science products to market on a global scale, as well as having a wealth of experience advising companies across the continuum of mission critical functions from business development to corporate strategy to operational leadership. We are pleased to bring his experience to bear on Bio Blast’s operations as we make progress toward delivering meaningful therapies to underserved markets. Under our new organizational structure, we will continue to benefit from Dalia’s expertise and look forward to her ongoing and valuable contributions to our future success.”

Dr. Megiddo stated, “Colin’s joining as CEO is key to achieving our objective of becoming a leader in the genetic orphan space. I look forward to focusing keenly on our clinical and pre-clinical development capabilities across our Protein-Stabilizing, Read Through and Mitochondrial Replacement Protein platforms.”

“I am really looking forward to joining the Bio Blast team,” said Mr. Foster.  “The company is at an exciting juncture in its young history, having three highly credible and innovative therapeutic platforms, with four drug candidates currently targeting six serious rare genetic diseases for which there is great unmet need.  Given that the company could have four clinical trials underway in 2015, I am energized by the near-term prospect of being able to contribute to developing treatments that will potentially improve the lives of these critically and chronically ill patients significantly.”

Mr. Foster has extensive experience in leading therapeutic, diagnostic, and medical device companies in the United States and internationally, working across the R&D-to-commercial continuum.  He was founder and CEO of iSci Management LLC, a life sciences advisory firm, co-founder and CEO of Optherion, Inc., a venture backed biologics and diagnostics company targeting ultra-orphan diseases of the immune system and age-related macular degeneration, and prior to that, he was the President and CEO of Bayer Pharmaceuticals Corporation USA and Region Head of the North American Pharmaceuticals business of Bayer AG.  Mr. Foster began his post-graduate career with Sandoz Canada Inc. before embarking on an international career with Bayer in Canada, the USA, and Europe.

Mr. Foster currently serves as Chairman of Ivenix, Inc., and is a board member of Optherion, iSci Management LLC, and Vista Vocational & Life Skills Center.  Mr. Foster has a B.Sc. in Zoology and Microbiology from the University of Toronto, and an M.B.A. from Western University in Canada.  He is also an active Member of The Jackson Laboratory National Council and Jackson Society.

About Bio Blast

Bio Blast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. Founded in 2012, the company is rapidly building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases. The Bio Blast platforms are based on deep understandings of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. For more information please visit the Company's website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward looking statements when we discuss our global clinical efforts and 2015 plans, operation scale-up, pre commercialization activities, progress in our clinical trials, and progress toward providing a therapy to help patients, that our platforms potentially offer solutions for several diseases that share the same biological pathology or that we will become a leader in the genetic orphan drug space. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on Bio Blast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bio Blast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in Bio Blast Pharma’s prospectus dated July 30, 2014 filed with the Securities and Exchange Commission (SEC) and in any subsequent filings with the SEC. Except as otherwise required by law, Bio Blast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

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Contact:

U.S. Investor Contact
Michael Rice
Founding Partner
LifeSci Advisors, LLC
mrice@lifesciadvisors.com
1.646.597.6979

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